Coca-Cola İçecek

08003453

FILE 82-35049

RECEIVED

2008 JUN 26 P 1:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 23, 2008

PROCESSED

JUL 0 3 2008

THOMSON REUTERS

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on June 23, 2008.

Coca-Cola İçecek ("CCI") and Öz-Gıda İş Sendikası ("Trade Union") finalized the collective labor agreement ("agreement") discussions covering the second term period between April 1, 2008 and March 31, 2010. Effective March 31, 2008, 13.5% salary increase will be applied to all unionized employees for the first year of the agreement. The second year increase will be parallel to the Consumer Price Index (base year 2003) announced by the Turkish Statistics Institute for the period between April 1, 2008 and March 31, 2009.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

6/27

END

COCA-COLA İÇECEK A.Ş.

Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68